October 19, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re: Genius Group Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed September 25, 2023

File No. 333-273841

Gentlepersons:

We have received your letter dated October 4, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference. Throughout this letter, your comments are set forth in bold type.

Amendment No. 1 to Registration Statement on Form F-1 filed September 25, 2023 General

1. We note disclosure throughout the prospectus (see, e.g., page S-122) that you intend to spinoff your subsidiary, Entrepreneur Resorts Ltd, by the end of September 2023 and then list securities of Entrepreneur Resorts Ltd on the Upstream platform.

● Please tell us the date when the spinoff occurred and update your disclosure accordingly.

The spinoff of Entrepreneur Resorts Ltd. (“ERL”) was completed as of September 29, 2023. We are updating the disclosure in an F-1/A accordingly, which will be filed in the near future with the Commission. This F-1/A will also address the balance of your comments as warranted, and it will also contained updated unaudited financial statements for the six months ended June 30, 2023.

● Please tell us how you structured the spinoff to comply with the federal securities laws. Please provide us with a detailed legal and factual analysis. In doing so, please explain to us whether your believe the spinoff constituted a sale under Section 2(a)(3) of the Securities Act such that the spinoff would need to be either registered under Section 5 of the Securities Act or conducted pursuant to an exemption from such registration. You may wish to refer to Staff Legal Bulletin No. 4 (September 16, 1997) for guidance on the staff’s views regarding whether Section 5 applies to a spinoff and related matters.

I. The spinoff does not constitute a sale under Section 2(a)(3) of the Securities Act.

We do not believe the spinoff constitutes a sale under Section 2(a)(3). Section 2(a)(3) states: “The term ‘‘sale’’ or ‘‘sell’’ shall include every contract of sale or disposition of a security or interest in a security, for value.” (emphasis added). The spin off is simply a dividend to its shareholders without consideration, thus no value is given, and it is not a sale or disposition “for value”.

In interpreting Section 2(a)(3), the SEC issued Staff Legal Bulletin No. 4 (“SLB 4”) in September 1997, which provides guidance to issuers as to whether Section 5 applies to any particular spinoff transaction.

An analysis of the relevant portions of SLB 4 is relevant. Set forth below are the relevant items (the relevant provisions of SLB 4 are italicized for ease of reference) and our responses.

“1. What Is A “Spin-Off”?

In a “spin-off,” a parent company distributes shares of a subsidiary to the parent company’s shareholders.”

Answer: Clearly, the ERL spinoff falls within the definition of “spin-off” set forth above because the ERL shares were distributed pro rata by the Company to its shareholders as of the listed record date.

The Company acknowledges and appreciates the Commission’s views set forth in items 2 and 3 but does not believe a response is required beyond that.

“4. Does the Subsidiary Have to Register the Spin-Off Under the Securities Act?”

Answer: The Company respectively believes that the spin off does not need to be registered under the Securities Act for the reasons set forth below.

“A. The Subsidiary Does Not Have to Register the Spin-Off if Five Conditions are Met”

It is the Division’s view that the subsidiary does not have to register a spin-off under the Securities Act when”:

Answer: The Company addresses each of the bulleted points below to demonstrate that registration is not necessary for the spinoff of ERL.

●	“the parent shareholders do not provide consideration for the spun-off shares;”

Answer: The spinoff was conducted as a dividend/capital reduction of ERL shares owned by the Company to its shareholders without any consideration to be provided by the shareholders for receiving their dividended ERL shares. See the Company’s Current Report on Form 6-K, dated September 5, 2023 – “Shareholder Approved Spinoff of Entrepreneur Resorts, Ltd. from Genius Group, Ltd. – Introduction”.

●	the spin-off is pro-rata to the parent shareholders;

Answer: As stated, the spinoff was done on a pro rata basis to the shareholders as of the record date of August 31, 2023. See the Company’s Current Report on Form 6-K, dated September 5, 2023 – “Shareholder Approved Spinoff of Entrepreneur Resorts, Ltd. from Genius Group, Ltd. – Introduction”.

●	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

Answer: Adequate information about the spinoff and ERL was provided to the Company’s shareholders and trading markets. The Company filed multiple Current Reports on Form 6-K and press releases regarding the spinoff and ERL, most notably eight press releases in 2023 and as many Current Reports on Form 6-K. Most notably, the Company filed a Form 6-K on September 5, 2023, which contained substantial information on the spinoff, meeting the requirements of Form 10 information, information on ERL, risk factors relating to ERL and the spinoff, and pro forma financial effects of the spinoff. Furthermore, in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on June 6, 2023, as amended by Amendment No. 1 to Form 20-F filed with the SEC on August 4, 2023, the Company provided full Form 10 information, not only on the Company on a consolidated basis but also on ERL as a segment thereof.

●	the parent has a valid business purpose for the spin-off; and

Answer: The Company has disclosed that it effected the spinoff “in order for GNS to focus on its core business, education.” See the Company’s Current Report on Form 6-K, dated September 5, 2023 – “Shareholder Approved Spinoff of Entrepreneur Resorts, Ltd. from Genius Group, Ltd. – Introduction”.

●	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

Answer: As stated above, the distributed ERL shares are restricted securities, and the Company acquired its interest in ERL in July 2020. See the Company’s Current Report on Form 6-K, dated September 5, 2023 – “INFORMATION ON ENTREPRENEUR RESORTS LIMITED”.

B. An Explanation Of The Conditions

“1. The parent shareholders do not provide consideration for the spun-off shares

If the parent shareholders provide consideration for the spun-off shares, the parent would be transferring the spun-off securities for value. This transfer of securities for value is a “sale” under the Securities Act. So, when shareholders provide consideration, the subsidiary must register the spin-off unless an exemption is available.”

Answer: As stated above, the ERL shares were distributed to the GNS shareholders for no consideration on a pro rata basis. The ratio, as stated in the Company’s second Current Report on Form 6-K, dated September 5, 2023, was 0.1832 shares of ERL stock per share of GNS stock owned on the record date.

“2. The spin-off must be pro rata

When the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. If a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares. Ordinarily, Securities Act registration would be required if a spin-off is not pro rata.”

Answer: As stated in 1. above, the spinoff occurred on a pro rata basis to all GNS shareholders as of the record date on a ratio of 0.1832 ERL shares per share of GNS stock owned on the record date.

3. The parent must provide adequate information to its shareholders and the trading markets

Whether the parent provides adequate information about the spin-off and the subsidiary to its shareholders and the trading markets depends on whether the subsidiary is an Exchange Act reporting company or a non-reporting company before and after the spin-off. In this discussion, we assume the parent is a reporting company”.

Answer: Adequate information about the spinoff and ERL was provided to the Company’s shareholders and trading markets. The Company filed multiple Current Reports on Form 6-K and press releases regarding the spinoff and ERL, most notably eight press releases in 2023 and as many Current Reports on Form 6-K. Most notably, the Company filed a Form 6-K on September 5, 2023, which contained substantial information on the spinoff, meeting the requirements of Form 10 information, information on ERL, risk factors relating to ERL and the spinoff, and pro forma financial effects of the spinoff. Furthermore, in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on June 6, 2023, as amended by Amendment No. 1 to Form 20-F filed with the SEC on August 4, 2023, the Company provided full Form 10 information, not only on the Company on a consolidated basis but also on ERL as a segment thereof.

“c. Foreign companies

When the parent and subsidiary are foreign, the parent provides adequate information if, by the date it spins-off the securities:

●	it gives its U.S. shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C; and

●	the subsidiary registers the spun-off securities under the Exchange Act.”

The Company confirms that it meets the below referenced exception to the registration requirement under the 12g3-2 exemptions as further discussed below.

Nonetheless, the Company also confirms that adequate information about the spinoff and ERL was provided to the Company’s shareholders and trading markets. The Company filed multiple Current Reports on Form 6-K and press releases regarding the spinoff and ERL, most notably eight press releases in 2023 and as many Current Reports on Form 6-K. Most notably, the Company filed a Form 6-K on September 5, 2023, which contained substantial information on the spinoff, meeting the requirements of Form 10 information, information on ERL, risk factors relating to ERL and the spinoff, and pro forma financial effects of the spinoff. Furthermore, in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on June 6, 2023, as amended by Amendment No. 1 to Form 20-F filed with the SEC on August 4, 2023, the Company provided full Form 10 information, not only on the Company on a consolidated basis but also on ERL as a segment thereof. As stated below the ERL shares were distributed pursuant to one or more valid exemptions from registration and thus do not need to be registered.

“There may be situations where the subsidiary will not register the spun-off securities under the Exchange Act (for example, the Rule 12g3-2(a) or 12g3-2(b) exemption from registration may be available). Whether the parent provides adequate information in these situations requires an analysis of all of the facts and circumstances.”

Answer: ERL is not required to register the spun-off common shares under the Exchange Act pursuant to the 12g3-2(b) exemption. Section 12g3-2(b) states:

“(b)

(1) A foreign private issuer shall be exempt from the requirement to register a class of equity securities under section 12(g) of the Act (15 U.S.C. 78l(g)) if:

(i) The issuer is not required to file or furnish reports under section 13(a) of the

Act (15 U.S.C. 78m(a)) or section 15(d) of the Act (15 U.S.C. 78o(d));

(ii) The issuer currently maintains a listing of the subject class of securities on one or more exchanges in a foreign jurisdiction that, either singly or together with the trading of the same class of the issuer’s securities in another foreign jurisdiction, constitutes the primary trading market for those securities; and

(iii) The issuer has published in English, on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market, information that, since the first day of its most recently completed fiscal year, it:

(A) Has made public or been required to make public pursuant to the laws of the country of its incorporation, organization or domicile;

(B) Has filed or been required to file with the principal stock exchange in its primary trading market on which its securities are traded and which has been made public by that exchange; and

(C) Has distributed or been required to distribute to its security holders.”

ERL clearly falls within this exemption as follows:

(i)	It is not required to file or furnish reports under sections 13(a) or 15(d). This means “it has not listed or publicly offered its securities in the U.S.” (see Davis Polk Memo dated October 2009 at chrome-extension: //efaidnbmnnnibpcajpcglclefindmkaj/https://www.davispolk.com/sites/default/files/files/Publication/9ca8b5a7-bbee-44c8-b54e-1a3bafdde555/Preview/PublicationAttachment/370f4c61-d7cf-44ac-bec4-1be0129c2657/2009.10.12g3-2b.memo.ENG.pdf). The Company confirms that ERL has indicated that it has neither offered or listed publicly its securities in the U.S.

(ii)	ERL lists its securities in the Seychelles on the MERJ exchange, and this constitutes the “primary trading market” for ERL shares as more than 55% of its shares are listed there. (See Note 1 to this paragraph, which states, in relevant part: “For the purpose of paragraph (b) of this section, primary trading market means that at least 55 percent of the trading in the subject class of securities on a worldwide basis took place in, on or through the facilities of a securities market or markets in a single foreign jurisdiction or in no more than two foreign jurisdictions during the issuer’s most recently completed fiscal year.”).

(iii)	ERL publishes full annual reports which are published pursuant to Seychelles law on its website and with the MERJ Exchange, which are made public and which, as confirmed by ERL’s Chief Financial Officer, fully complies with all delivery requirements under Seychelles law.

“4. Valid Business Purpose for Spin-Off

When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities. The Division has recognized the following as examples of valid business purposes for a spin-off:

●	allowing management of each business to focus solely on that business;”

Answer: As stated above, the Company completed the spinoff in order to focus on its core business in the education space. ERL is in the hospitality business which is an entirely different sector from the education business which is the sole focus of the Company. As a result of the spinoff, each company is now solely focused on its primary business.

“In our view, there is not a valid business purpose for a spin-off when the purpose is:

* creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets;

* the creation of a public market in the shares of a company that has minimal operations or assets; or

* the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.”

Answer: None of these are applicable to the current situation as adequate information has been provided, the company has more than minimal operations and assets, and the company is not a development stage company with no specific business plan.

“Other than the business purposes discussed above, the facts of a particular situation will determine whether the business purpose is valid. Accordingly, the parent must determine whether there is a valid business purpose for the spin-off.”

Answer: As stated above, there is a valid business purpose for the spinoff as determined by the Company which is to focus its businesses in the education space.

“5. If the parent spins-off “restricted securities,” the parent must have held those securities for at least two years

A company that spins-off “restricted securities” may be an underwriter in the public distribution of those securities. The Division believes, however, that the parent would not be an underwriter of the spun-off securities and the subsidiary would not have to register the spin-off under the Securities Act when:

●	the parent has held the “restricted securities” at least two years; and

●	the spin-off satisfies the conditions described above.

This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.”

Answer: The Company has met all of the requirements above as it has held the restricted securities for more than two years and the spinoff meets the requirements including exemption from registration of the shares due to meeting the Rule 12g3-2(b) exemption as discussed above in detail.

The Company does not believe that items 5 et seq. are relevant to the analysis pertaining to the comment response.

Thus, the spinoff does not constitute a sale of securities as defined in Section 2(a)(3).

II. Whether or not, if the spinoff did constitute a sale of securities, that registration under Section 5 would be required.

Assuming arguendo that the spinoff did meet the definition of “sale of securities”, which again the Company vehemently denies, the spinoff would meet the requirements of exemptions from registration under Section 3(a)(10) of the Securities Act and as a private placement under Section 4(a)(2).

Section 3(a)(10) states in relevant part that securities are exempted securities (from registration): “where the terms and conditions of such issuance … are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval.”

In this situation, the Company first announced its intention to spin off of ERL from GNS in order for GNS to focus on its core business, education. This spinoff was approved by the Company’s shareholders at its Extraordinary General Meeting held on May 16, 2023. At that Meeting, an overwhelming majority (over 93%) of the GNS shares voted in favor of the Spinoff. On August 1, 2023, the Singapore High Court approved the spinoff of ERL from Genius Group, with a capital reduction and share distribution to all Genius Group shareholders at the record date of US$38,380,873 in market value and US$31,000,000 in book value in the form of restricted ordinary shares in ERL. In both scenarios, there were public filings made with a full information circular to provide shareholders and the Singapore High Court with full information on the spinoff, and the Singapore court issued an order approving the spinoff, after a full hearing as to the fairness of the transaction.

Additionally, the spinoff was conducted as a private placement with existing Company shareholders, with restricted shares issued which can only have the restrictive legend removed in full compliance with U.S. securities laws after a minimum holding period of six months.

Please tell us whether you anticipate Entrepreneur Resorts Ltd needing to register any class of its securities under the Securities Exchange Act of 1934, as amended, and explain to us the basis for your view.

We do not believe that ERL will need to register any class of its securities under the Securities Exchange Act of 1934, as amended (the “‘34 Act”). Please see above discussion which details the Company’s exemption under Rule 12g3-2(b).

2. We note your response dated September 25, 2023, in which you represented that you expect to have completed the process to delist your securities from the Upstream platform “on or about September 30, 2023.” As of the date hereof, the Upstream platform continues to disclose that it lists your common equity. Further, we do not see any current reports on Form 6-K, company press releases or other public announcements confirming the aforementioned delisting. As such, it appears your common equity is still listed on the Upstream platform. Please tell us the status of your plans to delist from the Upstream platform and update your disclosure accordingly. If your plans to delist have changed, please note that the concerns articulated in our comment letter dated September 11, 2023, would remain outstanding and, in such case, we would expect you to address such concerns by responding to the comment letter.

As stated in our Current Report on Form 6-K filed on EDGAR on October 5, 2023, as of September 29, 2023, the Company completed the process to delist its securities from the Upstream platform, and this was shown on the Upstream platform as of October 3, 2023. Shares of the Company are fully delisted from Upstream. Upstream was slow to update their website, but we have confirmed that the Company no longer appears as listed on the Upstream platform.

3. Please tell us the number of GNS shares registered with Upstream and confirm that the Company is in the process of returning those shares back to the Transfer Agent. (Note oral comment from the SEC Staff to GNS counsel).

Prior to the completion of the delist from the Upstream platform, there were 45,000 shares listed on Upstream, held by 39 shareholders. The Company confirms that as of October 12, 2023, all shares had been returned to the Transfer Agent, and none remain on Upstream.

Thank you for your comments and please contact us should you have more questions.

Sincerely,

/s/ Erez Simha
Erez Simha
CFO

cc:	Jolie Kahn